As filed with the Securities and Exchange Commission on July 12, 2006	Registration No.

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
FOR DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

Cemex, S.A. de C.V.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

United Mexican States
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York 10013
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of Depositary’s principal executive offices)

Cemex Inc.
840 Gessner Road, Suite 1400
Houston, Texas 77024
(713) 650-6200
Attention: Gilbert Pérez
(Name, address, including zip code, and telephone number, including area code of agent for service)

_____________________
Copies to:

Robert M. Chilstrom, Esq. Skadden Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036	Patricia Brigantic, Esq. Citibank, N.A. 388 Greenwich Street New York, New York 10013

___________________________

     It is proposed that this filing become effective under Rule 466:

☑ immediately upon filing.
☐ on (Date) at (Time).

     If a separate registration statement has been filed to register the deposited shares, check the following box ☐.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing ten (10) CPOs, each CPO representing economic interests in two (2) Series A Shares, with no par value, and one (1) Series B Share, with no par value, in each case held in the CPO Trust of Cemex, S.A. de C.V.	500,000,000	$5.00	$25,000,000	$2675.00
*	Each unit represents 100 American Depositary Shares.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt ("Receipt") Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt - Introductory Paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt - top center and Introductory Paragraph

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt - upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs (14), (17) and (18)

	(iii)	The collection and distribution of dividends	Face of Receipt – Paragraphs (4), (7), (9) and (10) Reverse of Receipt – Paragraphs (14), (15) and (17)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph (13) Reverse of Receipt – Paragraphs (14), (16), (17) and (18)

	(v)	The sale or exercise of rights	Face of Receipt – Paragraphs (4), (5) and (10) Reverse of Receipt – Paragraphs (14), (15) and (17)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraphs (3), (4), (5) and (10) Reverse of Receipt – Paragraph (15)

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs (23) and (24) (no provision for extension)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt - Paragraph (13)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4), (5), (6), (7), (8), (9) and (10)

	(x)	Limitation upon the liability of the depositary	Reverse of Receipt – Paragraphs (20) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face of Receipt – Paragraph (10)

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (13)

Cemex, S.A. de C.V. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the “Commission”). These reports and other information can be retrieved from the Commission’s website at www.sec.gov and copied at public reference facilities maintained by the Commission located at 100 F. Street, N.E., Washington, D.C. 20549.

PROSPECTUS

THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT INCLUDED AS EXHIBIT A TO THE AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED DEPOSIT AGREEMENT FILED AS EXHIBIT (A)(I) TO THIS FORM F-6 REGISTRATION STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

          (a)(i) Amendment No. 1 to Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder (including the form of ADR to be issued thereunder). – Filed herewith as Exhibit (a)(i).

          (a)(ii) Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by ADRs issued thereunder (including the form of ADR to be issued thereunder).*

          (a)(iii) Amended and Restated Deposit Agreement, dated as of March 29, 1999, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADRs issued thereunder (including the form of ADR to be issued thereunder).* Previously filed and incorporated by reference to the Registration Statement on Form F-6, No. 333-11338. ** Previously filed and incorporated by reference to the Registration Statement on Form F-6, No. 333-10678.**

          (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – None.

          (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. – None.

          (d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. – Filed herewith as Exhibit (d).

          (e) Rule 466 Certification. – Filed herewith as Exhibit (e).

          (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on signature pages hereto.

Item 4. UNDERTAKINGS

          a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

          b) The Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

*	Previously filed and incorporated by reference to the Registration Statement on Form F-6, No. 333-11338.
**	Previously filed and incorporated by reference to the Registration Statement on Form F-6, No. 333-10678.

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SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, as amended by Amendment No.1 to Second Amended and Restated Deposit Agreement dated as of July 1, 2005 by and among Cemex, S.A. de C.V., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of July, 2006.

Legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, as amended by Amendment No.1 to Second Amended and Restated Deposit Agreement, dated as of July 1, 2005 for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing ten (10) CPOs, each CPO representing economic interests in two (2) Series A Shares, with no par value, and one (1) Series B Share, with no par value, in each case held in the CPO Trust, of Cemex, S.A. de C.V.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Ana-Maria Carasso

Name:	Ana-Maria Carasso
Title:	Vice President

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, CEMEX, S.A. de C.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Garza Garcia, Nuevo Leon, Mexico on the 3rd day of July, 2006.

CEMEX, S.A. de C.V.

By:	/s/ Lorenzo H. Zambrano

Name:	Lorenzo H. Zambrano
Title:	Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Lorenzo H. Zambrano, Héctor Medina, Rodrigo Treviño, Ramiro Villarreal and Humberto Moreira or any of them, each acting alone, to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities as of July 3, 2006.

Name	Title

/s/ Lorenzo H. Zambrano	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

Name: Lorenzo H. Zambrano

/s/ Armando J. García Segovia	Director

Name: Armando J. García Segovia

/s/ Lorenzo Milmo Zambrano	Director

Name: Lorenzo Milmo Zambrano

/s/ Rodolfo García Muriel	Director

Name: Rodolfo García Muriel

/s/ Rogelio Zambrano Lozano	Director

Name: Rogelio Zambrano Lozano

/s/ Roberto Zambrano Villarreal	Director

Name: Roberto Zambrano Villarreal

Director

Name: Bernardo Quintana Isaac

Director

Name: Dionisio Garza Medina

/s/ Alfonso Romo Garza	Director

Name: Alfonso Romo Garza

/s/ Mauricio Zambrano Villarreal	Director

Name: Mauricio Zambrano Villarreal

Director

Name: Tomás Brittingham Longoria

/s/ José Manuel Rincón Gallardo	Director

Name: José Manuel Rincón Gallardo

/s/ Héctor Medina	Executive Vice President of Planning and Finance (Principal Financial Officer)

Name: Héctor Medina

/s/ Rafael Garza	Chief Comptroller (Principal Accounting Officer)

Name: Rafael Garza

/s/ Gilberto Pérez	Authorized Representative in the United States

Name: Gilberto Pérez

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Amendment No. 1 to Second Amended And Restated Deposit Agreement, dated as of July 1, 2005

(d)	Opinion of counsel to the Depositary

(e)	Certification under Rule 466